Exhibit 99.1

FEISHANG GROUP LIMITED

TOP PACIFIC (CHINA) LIMITED

CHINA NATURAL RESOURCES, INC.

LI FEILIE

AND

YAO YUGUANG

___________________________________________________________

AMENDMENT AGREEMENT III

IN RESPECT OF

AGREEMENT
FOR
THE SALE AND PURCHASE
OF

THE ENTIRE ISSUED SHARE CAPITAL OF
WILLIAMS MINERALS (PVT) LTD

___________________________________________________________

THIS AMENDMENT AGREEMENT III (as defined below) is made on 31 December 2025

BETWEEN:

(1)	FEISHANG GROUP LIMITED, a company incorporated with limited liability in the British Virgin Islands (“BVI”) (number 212881) whose registered office is at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands VG1110 (the “First Seller”);

(2)	Top Pacific (China) Limited, a company incorporated with limited liability in Hong Kong (number 1958760) whose registered office is at Room 2204, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong (the “Second Seller”, together with the First Seller, the “Sellers” and each a “Seller”);

(3)	CHINA NATURAL RESOURCES, INC., a company incorporated with limited liability in the BVI (number 102930) whose registered office is at Sea Meadow House, Blackborne Highway, PO Box 116, Road Town, Tortola, British Virgin Islands, the shares of which are listed on NASDAQ (NASDAQ: CHNR) (the “Buyer”);

(4)	LI FEILIE, the holder of PRC Passport numbered ED9899946 whose address is at 18A, Hua Xu Ge, One Honey Lake, Xiangmei Road, Futian District, Shenzhen, Guangdong Province, the PRC (“Mr. Li FL”); and

(5)	YAO YUGUANG, the holder of PRC Passport numbered E77518273 whose address is at Room 2313, Block A, Union Aquare, Futian District, Shenzhen, Guangdong Province, the PRC (“Mr. Yao YG”, together with Mr. Li FL, the “Beneficial Owners” and each a “Beneficial Owner”).

BACKGROUND

(A)	The First Seller, the Second Seller, the Buyer, Mr. Li FL and Mr. Yao YG have entered into the agreement dated 27 February 2023 for the sale and purchase of the entire issued share capital of Williams Minerals (PVT) Ltd (the “Agreement”), which was subsequently amended by an Amendment Agreement dated 22 December 2023 (the “Amendment Agreement”) and was further amended by an Amendment Agreement dated 31 December 2024 (the “Amendment Agreement II”).

(B)	The parties to the Agreement, as amended by the Amendment Agreement and the Amendment Agreement II, wish to further amend the Agreement by entering into this Amendment Agreement III (the “Amendment Agreement III”) and as expressly stated herein.

(C)	Defined terms and expressions in this Amendment Agreement III shall, unless the context indicates otherwise, bear the same meanings as used in the Agreement.

1

THE PARTIES AGREE as follows:

1.	AMENDMENT

The reference to “31 December 2025” in the defined expression “Long Stop Date” in clause 1.1 of the Agreement, as amended by the Amendment Agreement and the Amendment Agreement II, is hereby deleted and replaced with “31 December 2026”. As a result of the above amendment, the defined expression “Long Stop Date” shall mean “31 December 2026 or any other date as agreed by the parties in writing”.

2.	EFFECT OF THIS AMENDMENT AGREEMENT II AND THE AGREEMENT

2.1	This Amendment Agreement III constitutes the entire agreement and supersedes any previous agreement(s), representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise) between the parties relating to the subject matter of this Amendment Agreement III.

2.2	Save as the amendment(s) expressly set out in Clause 1 above, no other provision or part of the Agreement, as amended, is altered or varied in any other way. The Agreement, as amended by the Amendment Agreement and the Amendment Agreement II and further amended by this Amendment Agreement III, continues to be in full force and effect.

3.	COUNTERPARTS

This Amendment Agreement III may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

4.	APPLICATION OF RELEVANT PROVISIONS OF THE AGREEMENT

Clauses 10 (General), 13 (Notice), 14 (Governing law and jurisdiction) and 15 (Governing language) and other provisions in the Agreement to the extent applicable shall apply to this Amendment Agreement III as though the same were set out herein mutatis mutandis.

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2

EXECUTED by the parties on the date hereinabove stated:

Signed by LI FEILIE	)
its director or lawful attorney for and on behalf of	) /s/ LI Feilie
FEISHANG GROUP LIMITED	)
)

Witness: SHEN You

Execution page to Amendment Agreement III

Signed by	)
its director or lawful attorney for and on behalf of	) /s/ YAO Yuguang
TOP PACIFIC (CHINA) LIMITED	)
)

Witness: ZHENG Xinyi

Execution page to Amendment Agreement III

Signed by	)
its director or lawful attorney for and on behalf of	)) /s/ WONG Wah On Edward
CHINA NATURAL RESOURCES, INC.	)
)

 Witness: NG Kam Ming Joseph

Execution page to Amendment Agreement III

Signed by LI FEILIE	)
) /s/ LI Feilie
)
)

 Witness: SHEN You

Execution page to Amendment Agreement III

Signed by YAO YUGUANG	)
) /s/ YAO Yuguang
)
)

 Witness: ZHENG Xinyi

Execution page to Amendment Agreement III